Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna provides construction update at its Séguéla gold Project in Côte d´Ivoire

Vancouver, June 21, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction activities at its Séguéla gold Project located in Côte d’Ivoire. In September of 2021, the Company made a construction decision to proceed to build a 3,750 tonne per day mill at Séguéla, with first gold pour expected in mid-2023 (refer to Fortuna news release dated September 29, 2021). All references to dollar amounts in this news release are expressed in US dollars.

Paul Criddle, Chief Operating Officer - West Africa of Fortuna, commented, “The Séguéla Project continues to advance in line with our expectations through what is a challenging supply market.” Mr. Criddle continued, “Séguéla has transitioned through the design and procurement phases to now having much of the critical earthworks and civil works out of the ground ahead of the upcoming wet season, in line with budget and schedule.” Mr. Criddle concluded, “Activities at the project site are really ramping up ahead of planned gold pour in mid-2023.”

Construction Highlights

•	Overall project is 61 percent complete as of June 15, 2022
•	Approximately $91.6 million of the $173.5 million initial capital budget accrued as of May 31, 2022
•	Approximately $143.8 million committed as of May 31, 2022
•	Majority of equipment packages secured and first deliveries arriving in Abidjan, Côte d´Ivoire
•	All major construction contracts executed and contractor mobilizations underway
•	All key scopes now commenced and construction advancing on the ground
•	Mining contract executed with Mota-Engil and long lead equipment ordered
•	Key mechanical equipment has begun arriving at site
•	First gold pour remains on target for mid-2023

Project construction overview

Accommodation Camp

The accommodation camp is complete and occupied by the project and company staff.

156-person accommodation camp

Processing Plant

De Simone was awarded the process plant bulk earthworks contract and activities are nearing completion. Ground improvement works are completed and only punch listed items are outstanding. All areas have been handed over to the engineering, procurement and construction (EPC) contractor for construction of the processing plant.

Lycopodium, the process plant EPC contractor, mobilized to site in March 2022 and has made excellent progress in advancing the critical path scopes for the plant. As of June 15, 2022, engineering activities were 95 percent complete, procurement activities 78 percent complete and construction activities have commenced in the following key areas:

•	Civil and concrete works for the crusher, surge bin, milling and carbon in leach (CIL) areas
•	CIL tank fabrication
•	Installation of high security fencing

The delivery and installation of the SAG mill remains on the Project’s critical path and, despite supply chain challenges and risks, is expected to be delivered to site on schedule. Manufacturing of core components such as the shell, heads and trunnions and gear and pinion are well advanced. Despite challenges around logistics due to global port congestion at the start of the year, key mechanical packages such as the primary crusher and high-voltage transformers have started to arrive in-country in line with the schedule.

CIL tanks fabrication overview	Thickener and water services tanks civil work overview
Primary crusher foundation overview	Primary jaw crusher

Site Bulk Earthworks

Construction of the tailings storage facility (TSF) and water storage dam (WSD) are well advanced. Construction of the WSD embankment is on-track to be completed by the end of June, ahead of the upcoming wet season, and the embankment has already begun capturing and storing raw water in preparation for commissioning and transition into operations. Likewise, good progress has been made on the TSF embankment and is on track to be completed in the fourth quarter of 2022. High density polyethylene (HDPE) lining of the western TSF basin has commenced and approximately 26 percent of the total surface of the TSF has been lined by mid-June.

Water storage dam construction overview	Tailings dam construction overview

Grid Connection

Works are on-track to provide power to the site by the end of the fourth quarter of 2022 ahead of commissioning activities at the processing plant. Despite challenges around logistics from port congestion at the start of the year, key electrical packages such as the high-voltage transformers out of Shanghai have started to arrive at site in line with the schedule. The 33kV tower erections are complete with transmission line stringing commencing in June. Tower erections for the 90kV power line have commenced and the first shut-down for tie-in to the electrical grid is scheduled for late July. The construction of the substation is approximately 67 percent complete with all major equipment packages, such as control, automation and communication panels, on-track for shipment in early July.

High voltage (HV) substation construction work overview

Mining

Mota-Engil has been awarded the contract for mining services at Séguéla. The agreement has been executed and orders for long lead items placed. Mota-Engil has commenced recruitment for the project and will advance mobilization and establishment of site infrastructure in the third quarter of 2022.

Operational Readiness

Fortuna is advancing its organizational infrastructure in Côte d’Ivoire to prepare for the start of operations at Séguéla, as well as establishing a regional office to service both Séguéla and the Yaramoko Mine. Key administration and logistics personnel that support the ongoing project execution phase are already in place, developing the systems and procedures required for this. Recruitment for the Séguéla operations group has commenced with key senior members of this team expected to be on board in the third quarter of 2022.

Cost

As of May 31, 2022, $143.8 million of the total approved budget of $173.5 million, including $8.9 million contingency, has been committed. Of the total commitments to date, these include contracts for a guaranteed maximum price for $87 million, fixed price contracts for $15.4 million and earthworks bill of quantity and schedule of rates for $13.7 million. The remaining commitments are largely comprised of employee salaries, equipment and material purchase orders, land compensation and livelihood restoration programs. Consequently, management of Fortuna believes that risks associated with the volatile market conditions and price escalations have been mitigated as far as practicable.

Project commitments as of May 31, 2022

Schedule

Construction at Séguéla is tracking on schedule with the project’s next major milestones below:

Qualified Person

Paul Criddle, FAusIMM, Chief Operating Officer, West Africa for Fortuna, is a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical information pertaining to the Séguéla gold Project contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the construction of an open pit gold mine at the Séguéla gold Project, including the timeline for construction, the costs of constructing the mine, the securing of contracts necessary for the construction of the mine, the signing of the Mining Convention with the Government of Côte d’Ivoire, the ability to sign contracts for outstanding equipment and services in line with the estimates for same, the timing of the first gold pour; the Company’s business strategy, plans and outlook; the merit of the Company’s mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; changes in the prices of supplies required for the construction at the Séguéla gold Project such as equipment and services; the ability to sign the Mining Convention on terms currently contemplated and acceptable to the Company; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; increases in inflation; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the construction at the Séguéla gold Project will continue on the time line and in accordance with the budget as planned; that COVID-19 and the current inflationary environment will not have an adverse effect on the construction at the Séguéla gold Project and will not adversely affect the supply chain of materials and equipment for the construction; expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.